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Exhibit 21

List of Subsidiaries

Providian National Bank (U.S.)

        Pursuant to Item 601(b)(21)(ii) of Regulation S-K, certain subsidiaries of the registrant have been omitted which, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary (as defined in Rule 1-02(w) of Regulation S-X) as of December 31, 2003.

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  Exhibit 21
List of Subsidiaries